SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 14 November 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:	Material Change Report
Oyu Tolgoi Power Agreement

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Turquoise Hill Resources Ltd. (the “Company”)

615 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

November 3, 2012

3.	NEWS RELEASE

The press release was issued on November 5, 2012 and was disseminated through the facilities of recognized newswire services. A copy of the press release was filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

On November 3, 2012, Oyu Tolgoi LLC (“OT LLC”), a subsidiary owned as to 66% by the Company and through which the Company holds its interest in the OT Project (as defined below), entered into a power purchase agreement (the “PPA”) with the Inner Mongolia Power International Cooperation Co., Ltd. (“Mongolia Power”) and the National Electricity Transmission Grid Company (“National Electricity”) to supply power to OT LLC’s copper and gold exploration and development project located at Oyu Tolgoi, Mongolia (the “OT Project”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

PPA

On November 3, 2012, OT LLC, Mongolia Power and National Electricity entered into the PPA to supply power to the OT Project. OT LLC is the Company’s 66% owned Mongolian subsidiary that operates and is the licensed holder of the OT Project.

Term and Power Supply

The term of the PPA is four years and eight months, consisting of two periods; (a) a commissioning period, commencing on the first day power is supplied to the OT Project and lasting for no longer than eight months (the “Commissioning Period”); and (b) a commercial operations period commencing at the end of the Commissioning Period (“Commercial Operations Period”).

OT LLC and Mongolia Power expect that the amount of electrical power supplied to the OT Project will be 600 Gigawatt Hour during the Commissioning Period, with the amount of electrical power supplied during the Commercial Operations Period to be determined by OT LLC based on its electricity usage during the Commissioning Period. Once this power usage determination has been made, the parties have agreed to amend the PPA to reflect this determination.

Price

The parties have agreed to an initial set price per Kilowatt hour of electricity, subject to adjustment in the case that there is a change to either the (i) relevant national tax rates or tax types in relation to electricity exportation, or (ii) official published tariff for electricity supplied to large industrial customers in the western grid of Inner Mongolia.

OT LLC’s electricity use under the PPA is subject to monthly billing and is payable in Renminbi (“RMB”).

Payment Bond

In order to secure OT LLC’s obligations under the PPA, OT LLC must deposit a payment bond in the amount of RMB180 million (approximately US$28.8 million) for the benefit of Mongolia Power with a national level Chinese bank.

Investment Agreement

The terms and conditions of the PPA are consistent with the stipulations imposed on the Company and OT LLC under the Investment Agreement among the Government of Mongolia, OT LLC, the Company and Rio Tinto International Holdings Limited, dated October 6, 2009 (the “Investment Agreement”), which agreement provided OT LLC the right to import electric power from sources outside Mongolia, including China. Under the Investment Agreement and notwithstanding the PPA, OT LLC remains subject to securing its power requirements for the OT Project from within Mongolia and within four years of having commenced commercial production from one or more of the following sources:

•	one or more coal fired plants developed or funded by OT LLC;

•	one or more coal fired power plants developed or funded by a third party; or

•	the Mongolian electricity grid.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Neville Henwood

Senior Vice President, Legal and Corporate Secretary

615 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 13th day of November, 2012.

Electricity Purchase and Sale Agreement for 01 LLC Project

Electricity Purchase and Sale Agreement

F  o  r

Mongolian Oyu Tolgoi LLC Project

Hohhot, China

3 November 2012

Electricity Purchase and Sale Agreement for 01 LLC Project

Table of Contents

Chapter 1	Obligations of the Parties
Chapter 2	Term of Transaction and Quantity of Electricity
Chapter 3	Electricity Price and Taxes
Chapter 4	Electricity Metering
Chapter 5	Electricity Quantity Confirmation
Chapter 6	Settlement and Payment of Electricity Fees
Chapter 7	Force Majeure
Chapter 8	Breach of Contract and Liquidated Damages
Chapter 9	Effectiveness and Term of the Agreement
Chapter 10	Supplement, Amendment and Termination
Chapter 11	Dispute Resolution
Chapter12	Miscellaneous

Information that has been left blank within the following pages of this document contain (i) certain contact information; and (ii) bank account information, in each case of the respective parties.

Electricity Purchase and Sale Agreement for 01 LLC Project

Electricity Purchase and Sale Agreement

This electricity purchase and sale agreement (“Agreement”) is signed by following three parties:

Seller (“Party A”): Inner Mongolia Power International Cooperation Co., Ltd (“IMIC”), a wholly-owned subsidiary of Inner Mongolia Power (Group) Co., Ltd. IMIC is a wholly State-owned enterprise duly established and validly existing under the laws of the People’s Republic of China and is registered at the Administration for Industry and Commerce of Hohhot, Inner Mongolia, China, with its tax registration number of 1501045669223226, and legal address at: Electricity Multifunctional Building, South Xilin Road, Hohhot, Inner Mongolia. The legal representative of Party A is Zhang Jianwei.

User (“Party B”): Oyu Tolgoi LLC , a company incorporated in Mongolia with registration number 2657457, and legal address at Months Tower, 12th Floor, Chinggis Avenue — 15, Sulchbaatar District, Ulaanbaatar 12240, Mongolia. The board authorised representative of Party B is Cameron McRae.

Mongolian Power Import Service Agent (“Party C”): National Electricity Transmission Grid Company, an enterprise registered in Mongolia, with its tax registration number of 2685225, and legal address at Chinggis Avenue 45, Ulaanbaatar — 36, Mongolia. The authorized representative of the company is J Ravandorj.

Each of the parties hereto provides its contact information and bank account information as follows:

Name of Party A: Inner Mongolia Power International Cooperation Co., Ltd

Attn: Li Xia	E-mail:
Telephone:	Facsimile:	Postal Code: 010020
Correspondence Address: Electricity Multifunctional Building, South Xilin Road,

Hohhot, Inner Mongolia

Account Name:

Account Bank:

Name of Party B: Oyu Tolgoi LLC
Attn: Cameron McRae		E-mail:
Telephone:	Facsimile:	Postal Code: 14240

Correspondence Address: Monnis Tower, 12th Floor, Chinggis Avenue — 15,

Sukhbaatar District, Ulaanbaatar. 12240

Account Name:

Account Bank:

Name of Party C: National Electricity Transmission Grid Company
Attn: G Tuvshin	E-mail:
Telephone:	Facsimile:	Postal Code: 14240

Correspondence Address: Chinggis Avenue 45, Ulaanbaatar — 36, Mongolia

Electricity Purchase and Sale Agreement for 01 LLC Project

The parties have reached unanimous agreement through friendly negotiation, and entered into this Agreement, and the agreement terms are as follows:

Chapter 1 Obligations of the Parties

1.1 Party A’s obligations:

1.1.1 Party A must comply with all the terms contained in this Agreement and sell electricity to Party B in accordance with the PRC national standards and the terms and conditions set forth herein while ensuring the safe operation of grid.

1.1.2 Party A must obtain and maintain in force all the approvals granted by the Chinese government which are required for exporting electricity from Inner Mongolia Grid to Party B’s Mongolian project.

1.13 Party A must provide Party B with the list of assets invested by Party A to support its power supply project to Party B and confirmed by Party A and Party B. Party A must provide Party B with the appraisal report for the value of the undepreciated portion of such assets that is issued in accordance with the PRC financial regulations upon the termination of this Agreement by the agent mutually agreed by Party A and Party B. The relevant list of assets is attached to this Agreement.

1.1.4 Party A must supply power to Party B’s project in priority over other customers located in the same local area with a load of the same category.

1.1.5 Party A must operate safely, in high quality and economically according to relevant PRC national power supply standards.

1.1.6 The operation and maintenance of the electricity transmission facilities from the main metering point to the China Side of the China and Mongolia border shall be set out in the Operation and Maintenance Agreement.

1.2 Party B’s obligations:

1.2.1 Party B assumes all liabilities and obligations that a party shall assume for the purchase of power.

1.2.2 Party B must purchase electricity from Party A in accordance with and subject to the terms and conditions set forth herein. Party B will be responsible to safely operate all of Party B’s power usage equipment, substations and transmission lines in accordance with the PRC National Standards, to maintain the safety and stability of the power grid.

1.2.3 Party B must obtain and maintain all the approvals from Mongolian government which are required for its purchase of the electricity from PRC Inner Mongolian Grid.

1.2.4 Upon the termination of this Agreement, Party B must pay the compensation to Party A in one lump-sum for the appraisal value of the undepreciated portion of the associated assets confirmed by Party A and Party B that is issued in accordance with the PRC financial regulations by the agent mutually agreed by Party A and Party B, provided that such assets are invested by Party A to support its power supply to Party B.

1.2.5 In order to secure the safe and reliable supply of electricity, Party B must provide the load composition, electrical equipment list, specification, capacity, operation parameters and relevant technical data to Party A. Relevant electricity system safety and technical rules are included in the Dispatch Agreement.

Electricity Purchase and Sale Agreement for 01 LLC Project

1.2.6 Party B must ensure the substation high-tension side power factor of Party B’s Substation in Mongolia reach 0.95, and ensure the reactive electricity quantity achieve on-site balance.

1.3 Party C’s obligations:

1.3.1 Party C will act as the Mongolian electricity import service agent.

1.3.2 Party C must obtain and maintain all the approvals and qualifications which are required for importing electricity into Mongolia and provide service to Party B in relation to the relevant Mongolian issues associated with Party B’s purchase of electricity from PRC Inner Mongolian Grid.

Chapter 2 Term of Transaction and Quantity of Electricity

2.1 The contract will have a 4 years and 8 months term, consisting of two periods: commissioning period and commercial operations period.

Commissioning period will commence on the first day once the power is supplied under this Agreement and will last for no longer than 8 months. The commercial operations period will commence at the end of the commissioning period.

And:

The quantity of electricity purchased by Party B from Party A during the commissioning period (from the commissioning date to the commercial operations date) is expected to be 600GWh.

The minimum amount of electricity purchased by Party B from Party A during the commercial operations period (from the commercial operations date to the termination of this Agreement) shall be provided by Party B at the end of the commissioning period, and upon confirmation of Party A and Party B, shall be attached hereto as a lawful appendix that has the same legal force and effect as this Agreement.

Upon the commencement of the commercial operations period, Party B must provide Party A with the electricity curve and the load curve for each year one month in advance. Party A and Party B must confirm such energy curve and load curve in Electricity Purchase and Sale Agreement for OT LLC Project writing to facilitate Party A to arrange the provision of the electricity quantity to Party B in advance. The confirmation result must be attached hereto as a lawful appendix that has the same legal force and effect as this Agreement.

2.2 Monthly Load Curve and Load Factor:

On the 15th of each month, Party B must provide Party A with a prior written notice stating the monthly electricity capacity curve (maximum and minimum capacity), its energy curve and its load curve for the next month. Party A and Party B must confirm the monthly electricity capacity curve, energy curve and load curve of Party B before the 20th of each month. If Party B fails to provide the monthly electricity capacity curve (maximum and minimum capacity), its energy curve and its load curve by the deadline, Party A will schedule the monthly electricity capacity curve, the energy curve and the load curve based on the electricity purchased, its electricity quantity and load curve for the previous month. The monthly capacity curve, energy curve and the load curve confirmed by the parties will be attached hereto as an appendix and will be used as the basis for final payment settlement.

Electricity Purchase and Sale Agreement for 01 LLC Project

2.3 The deviation between the actual load curve and the planned load curve that is confirmed by Party A and Party B must not exceed +1-5%. If it exceeds the deviation scope, then Party B shall assume the relevant liabilities according to the laws and regulations of the PRC.

2.4 Party I3’s Emergency Power Generator:

Party B must maintain by itself the emergency power generator that is consistent with the required safety load capacity, so as to procure power supply for its own important load (such as safety) in the event of outage accident occurred in grid.

Chapter 3 Electricity Price and Taxes

3.1 The parties agree that electricity price is RMB KWh.

3.2 If any adjustment is made to the electricity price or tax rate during the term of this Agreement, the delivery power price shall be adjusted accordingly in accordance with the following provisions:

3.2.1 If any change in the official published tariff for electricity supplied to large industrial customers in the western grid of Inner Mongolia occurs, the electricity price under this Agreement must be adjusted accordingly by the price difference between the previous tariff and newly published tariff for the large industrial customers from the date on which that official price adjustment becomes effective.

The delivery electricity prices effective before and after the adjustment of the electricity price for large industrial users are collectively referred to as the “Then Applicable Electricity Delivery Price”. The electricity price will be executed in accordance with the price after adjustment.

3.2.2 If any adjustment to relevant national tax rates and tax types in relation to electricity exportation during the term of this Agreement is made, the electricity price hereunder must be adjusted accordingly from the effective date of such adjustment.

3.3 Taxes:

3.3.1 All taxes and other charges imposed by the Chinese government for exporting electricity from China must be borne by Party A.

33.2 All taxes and other charges imposed by the Mongolian government for importing electricity into Mongolia must be borne by Party B.

Chapter 4 Electricity Metering 4.1 Metering Points

The electricity delivery point is the main metering point.

Metering points of Party A and Party B: the main metering points include the main meter and back-up meter installed at the outlet of Guohe Switching Station, and the main meter and backup meter installed at the inlet of Party B’s Transformer Station.

Party A’s Metering Points:

•	Guohe 220KV Switching Station relay protection No.38 screen 258 Guoao line I main meter

Electricity Purchase and Sale Agreement for 01 LLC Project

•	Guohe 220KV Switching Station relay protection No.38 screen 258 Guoao line I backup meter

•	Guohe 220KV Switching Station relay protection No.38 screen 257 Guoa.o line II main meter

•	Guohe 220KV Switching Station relay protection No.38 screen 257 Guoao line II backup meter

Metering Points at Party B side:

•	220kV central substation 255 Guoao Line I main meter

•	220kV central substation 255 Guoao Line I backup meter

•	220kV central substation 256 Guoao Line II main meter

•	220kV central substation 256 Guoao Line II backup meter

4.2 Electricity Metering Devices:

4.2.1 Electricity metering devices include electric meter, [potential transformer] PT and [current transformer] CT for metering, secondary circuit, electricity metering cabinet /box etc. All metering devices must meet the PRC standards and have the capability of distance collection and transmission.

4.2.2 The debugging or replacement of any meter must be conducted, with the confirmation of both Party A and Party B, by Inner Mongolia Electric Power Science & Research Institute which is authorised by Inner Mongolia Autonomous Technology Supervision Bureau entrusted by Party A and Party B. Inner Mongolia Electric Power Science & Research Institute must debug, replace and seal such meters upon completion of debugging or replacement. No party may open, change electric energy measurement device and its connection wires, or replaceable metering device without authorization. When technical improvement is required, the improvement plan can only be implemented upon Party A and Party B’s agreement and confirmation.

4.2.3. Notwithstanding clause 4.2.2, either party has the right to request calibration Electricity Purchase and Sale Agreement for OT LLC Project of the meters of Party A or Party B. The Inner Mongolia Electric Power Science & Research Institute Metering Centre shall conduct the calibration. The calibration result shall become effective after confirmation by both Party A and Party B and the cost relevant to the calibration shall be assumed by the party who proposed to conduct the calibration.

4.3 Operation of Metering System:

The metering system is subject to regular inspection.

The equipment owned by each of the parties hereto shall be the property of that party.

The electricity consumption must be determined based on the data read from the meters at the metering points based on the following prioritization:

4.3.1 Normally, the electricity consumption must be calculated based on the data read from the main meter at the outlet of Guohe Switching Station and, and if such main meter fails to function, the data read from the backup meter at the outlet of Guohe Switching Station must be used.

4.3.2 If both of the main meter and the backup meter at the outlet of Guohe Switching Station fail to function concurrently, the electricity consumption must be calculated based on the data read from the main meter at the inlet of Party B’s Transformer Station and the average line loss, and, if such main meter also fails to function, the data read from the backup meter at the inlet of Party B’s Transformer Station and the average line loss shall apply.

Electricity Purchase and Sale Agreement for 01 LLC Project

4.3.3 If the main meters and the backup meters at the outlet of Guohe Switching Station and at the inlet of Party B’s Transformer Station all fail to function concurrently, the electricity consumption on the dated of incident must be calculated based on the average of the electricity consumptions for the previous ten days immediately before such meters fail to function.

43.4 Energy loss occurring between the Guohe Switching Station and Party B’s Transformer Station shall be identified as the difference between the electric meters installed at the Guohe Switching Station and Party B’s Transformer Station. The difference between the two electric meters should not be more than the normal value, which is set at 6%. In the case where the difference between electric meters is more than the noimal value and Party A and Party B cannot agree on the reason for the discrepancy, then Party A and Party B shall appoint a qualified Chinese entity to determine the cause of the discrepancy.

Chapter 5 Electricity Consumption Quantity Confirmation

5.1 On 25th of each month (24:00, Beijing Time) , Party A and Party B must jointly read and record the electricity consumption data in accordance with the data indicated on the meters at the metering points. Party A and Party B must jointly confirm the data and such data will be used to confirm the fees of the electricity consumption data.

5.2 Electricity consumption must be measured by remote transmitted metered data. The metered data will be transmitted to the dispatch communication center of Inner Mongolia Power (Group) Co., Ltd. on the one side, and Inner Mongolia Electric Power (Group) Co., Ltd Bayannur Power Bureau on the other side. Provided that it is permitted by the relevant policies and laws of the PRC and Mongolian governments, the metered data will be remotely transmitted to Party B.

5.3 Reading and Recording of Electricity Consumption Data:

5.3.1 Normally, the electricity consumption must be calculated based on the data read from the main meter at the outlet of Guohe Switching Station, the data read from backup meter at the outlet of Guohe Switching Station will be taken as the checking data and will be compared to the data read from the main meter or if such main meter fails to function, the data read from backup meter shall apply.

5.3.2 Distance collection of settlement electricity data.

Before the electricity distance collection system is put into use formally, the personnel of Party A and Party B must meet at the appointed time to do the meter reading at the site, and the local meter reading of the time should be the final data.

When the electricity distance collection system has been put into use formally, Party A and Party B must use the data collected by this system as the basis for settlement. If the electricity distance collection system fails to function, which may has some impact on the data accuracy, or the data collected by main management system of Party A and Party B are inconsistent and it is necessary to read and record the meter and record the electric quantity data at the site, the personnel of Party A and Party B must meet at the appointed time to do the meter reading at the site, and the local meter reading of the time should be the final data.

Electricity Purchase and Sale Agreement for 01 LLC Project

5.4 Party A must complete the Meter Reading Form and Electricity Fee Settlement Form, and submit it to Party B. Party B must, within two working days, check the data and the invoice value contained in the Meter Reading Form and Electricity Fee Settlement Form and, after making sure there is no fault on the meter reading form, Party B must sign and fax the form back to Party A. The meter reading confirmed is called the confirmation meter reading. The Meter Reading Form shall be produced in 8 counterparts and needs to be signed by Party A and Party B for confirmation. After the form has been signed by the parties, Party A must issue electricity consumption invoice for the month and submit it to Party B for confirmation.

If Party B disputes the data in the Meter Reading Form and Electricity Fee Settlement Form or the value carried in the invoice, it must inform Party A immediately to negotiate the dispute. If Party B does not either confirm the Meter Reading Form and Electricity Fee Settlement Form received from Party A or raise any objection in two working days after receiving the form, Party A is entitled to deem that Party B has confirmed the electricity consumption data and invoice value of the Meter Reading Form and Electricity Fee Settlement Form.

Chapter 6 Settlement and Payment of Electricity Fees

6.1 Settlement of Electricity Fee:

6.1.1 The electricity consumption fee must be settled on a monthly basis. The electricity fees and the liquidated damages arising there from must be paid in Remninbi.

6.1.2 During the commercial operations period, if the monthly confirmation meter reading is less     % of the monthly subscribing electricity quantity, the monthly electricity quantity shall be settled according to     % of the monthly subscribing electricity quantity.

During the commercial operations period, if the month’s monthly confirmation meter reading is more than     % of the monthly subscribing electricity quantity, the quantity of electricity for the monthly confirmed meter reading that is within     % of the monthly subscribing electricity quantity will be settled as per the Then Applicable Electricity Delivery Price; for the portion of the electric quantity that exceeds     % of the monthly subscribing electricity quantity, such extra monthly electricity quantity shall be settled as per     % of the Then Applicable Electricity Delivery Price.

6.1.3 Party B shall not be required to pay any amount under clause 6.1.2 or clause 6.2 if Party B’s ability to take electricity at the Party B’s project site has been affected by:

(a)	breach by Party A of its obligations under this Agreement;

(b)	the occurrence of Force Majeure;

(c)	Party A’s scheduled maintenance or the occurrence of an emergency or interruption.

6.2 Restrictive Provisions for Electricity Purchase:

Upon the commencement of the commercial operations period, when the monthly actual power consumption of Party B is less than     % of the maximum average monthly electric quantity, the shortfall of electricity of that month between the     % of maximum average monthly electric quantity and the monthly actual power consumption will be settled according to     % of the agreed delivery power price which is payable to Party A and the actual consumption will be settled according to the delivered power price.

The maximum average monthly electric quantity will be the average volume of electricity consumed in the maximum electricity consumption month during the commercial operations period and the preceding five months (if it is less than five months, the maximum average monthly electric quantity shall be the average monthly quantity of the aggregate electric quantity in the actual operation months within the Commercial Period).

Electricity Purchase and Sale Agreement for 01 LLC Project

The decreased electric quantity demand caused by Party B’s scheduled maintenance to major production equipment which is approved annually is not subject to the restrictive review of electric quantity. Nevertheless, the maintenance period and the length of time for Party B’s major production equipment shall not be greater than the maintenance period and the length of time of the similar equipment in the industry.

6.3 Electric Quantity and Electricity Fee Settlement Procedures:

6.3.1 Party A must submit the signed and confirmed Meter Reading Form and Electricity Fee Settlement Form (in original and in eight counterparts) and the invoice to Party B on the second working day after Party A and Party B have completed the meter reading and confirmed the Meter Reading Form and Electricity Fee Settlement Form according to clauses 5.3 and 5.4. Party B must confirm and return to Party A four counterparts of the original Meter Reading Form and Electricity Fee Settlement Form duly signed by Party A and Party B within 2 working days upon the receipt of the Meter Reading Form and Electricity Fee Settlement Form and the invoice, and pay the undisputed electricity fee for that month in full within fifteen calendar days. The date of payment shall be the date on relevant proof documents issued by Party B’s bank which shall be submitted to Party A.

6.3.2 If any party disputes the electricity consumption and/or the electricity fees, it shall notify the other party in writing of such dispute, in which case Party B must pay the undisputed amount on or before its due date. Party A and Party B must use their best endeavours to settle such dispute through consultation within five working days immediately following the notification.

6.4 Payment Bond:

Party B must, prior to the scheduled commissioning date, provide Party A with a payment bond issued by a Chinese bank at national level for the benefit of Party A, in an amount of not less than the average electricity fees for two months during the commercial operations period, with an amount of RMB 180 million under the payment bond, with the form the bank guarantee providing for immediate payment on demand, and with a valid period commencing from the commissioning date and ending on the termination of this Agreement and all electricity fees are settled.

6.5 Method of Payment:

Any amount payable by Party B to Party A hereunder must be directly remitted by telegraphic transfer to the bank account designated by Party A at all time.

6.6 Data and Records:

During the effective term of this Agreement, both Party A and Party B agree to keep their respective original data and records, so as to allow reasonable inspection and verification of the accuracy of the statements, record checks or calculations in accordance with this Agreement.

Electricity Purchase and Sale Agreement for 01 LLC Project

Chapter 7 Force Majeure

7.1 Definition:

“Force Majeure Event” means any event beyond the reasonable control of any party of Party A and party B, excluding the fault or negligence of that party, notwithstanding the fact that such party has used all appropriate efforts and given due care and consideration to prevent or mitigate its delay or suspension of the performance of any obligations (excluding payment obligations) under this Agreement due to the impact of any Force Majeure Event.

Force Majeure Event includes but not limited to the following events:

•

Natural disasters, earthquake beyond the designed earthquake magnitude, fire not attributable to Party A’s fault, rainstorm, blizzard, snow storm, sand storm, typhoon, hurricane, flood, mudslide, landslide, high frequency lightning stroke beyond the designed frequency, bird damage;

•	Infectious disease;

•	Wars, invasion action, terrorist action, blockade, rebellion, civil war, disruptive Electricity Purchase and Sale Agreement for OT LLC Project activities and other acts of hostility;

•	Strikes,other labor disputes, local public nuisance or blocking and other events; —International situation, policy change by the government;

•

Temporary emergency measures taken according to relevant PRC electricity policies and regulations in order to avoid the occurrence of safety accident in Inner Mongolia power grid, it includes but not limited to temporary power cut, temporary load limitation measures, provided that the occurrence of any such accident or event has been confirmed by the relevant power regulatory authority or the China Council for the Promotion of International Trade, Inner Mongolia Autonomous Region Committee.

Each of the Force Majeure Events as defined above shall be interpreted as an independent and separate event, without prejudice to the applicability of any other Force Majeure Event.

7.2 Attention:

7.2.1 The party affected by a Force Majeure Event shall notify the cause of the Force Majeure Event to the other party within 2 hours upon the occurrence of such event. If the Affected Party loses communications and liaison due to such Force Majeure Event and cannot notify the other party within the aforesaid time, the affected party must promptly use every effort to take all kinds of methods to notify the other party within 24 hours. The notice must include detailed reasons for the occurrence of the Force Majeure Event, the effects of such Force Majeure Event on the affected party and the proposed measures. The affected party must provide the other party with regular progress reports on the implementation of such measures and such other information as reasonably requested by the other party.

7.2.2 Party A and Party B must cooperate in obtaining the relevant materials and resolving the problems arising out of a Force Majeure Event.

7.2.3 The affected party must notify the other party as early as possible of the progress of the efforts made to remove the circumstances causing the Force Majeure Event and to mitigate the effects of such Force Majeure Event on the performance of the rights and obligations under this Agreement.

Electricity Purchase and Sale Agreement for 01 LLC Project

7.3 Mitigate Responsibility:

The affected party must use every appropriate effort as soon as possible to mitigate the effects of a Force Majeure Event. The affected party must take all appropriate and necessary measures at its own expense to enhance its ability to perform this Agreement, including the reconstruction of the affected infrastructure, provided that such efforts comply with the safety regulations of the electricity authorities and will not adversely affect any party. The affected party must use its best efforts to resume performance of its obligations hereunder this Agreement as soon as possible after the end of the Force Majeure Event.

7.4 Settlement of Force Majeure Event:

Neither party shall assume obligations or liabilities to the other party in case of any Force Majeure Event. If such event prevent or delay the performance or resumption of the performance of this Agreement, the party so affected by the Force Majeure Event must anticipate the results of such event and provide the other party with written reports specifying the circumstances and the measures which have been taken.

Unless otherwise agreed by Party A and Party B, within the period of 180 days upon from the occurrence of any Force Majeure Event, the party affected by such Force Majeure Event must use every effort to mitigate the effects which constitute the Force Majeure Event. Upon expiry of the 180-day period, if such Force Majeure Event cannot be remedied notwithstanding Party A and Party B taking all the measures, this Agreement shall be terminated.

Chapter 8 Breach of Contract and Liquidated Damages

8.1 If the power grid is operating normally, then Party A must ensure to supply power to Party B according to the plan, and Party A shall not stop the supply of electricity without valid reason, otherwise it will be deemed as a breach of this Agreement by Party A, in such case Party A must pay liquidated damages to Party B for the shortfall volume (which is not disputed between Party A and Party B) of electricity to be supplied according to the then applicable delivery power price.

8.2 Settlement of Arrears:

Party B must bear the liabilities for breach of contract lithe electricity fees fail to be paid on time due to any reason attributable to Party B. The liquidated damages for electricity arrears must be calculated from the overdue date to the date of actual payment at a rate of 0.2% per day of the total overdue amount and must be paid in Renminbi. In accordance with Clause 6.2.3, the overdue date refers to the 18th day of Party B’s receipt of the Electricity Bill and the original invoices thereof.

If charges remain unpaid for 30 days accumulatively since the overdue date, Party A may suspend the power supply and will resume the supply of electricity under this Agreement after Party B paying off outstanding electricity fees. Party B must bear the losses arising from the suspension of power supply and indemnify Party A against the necessary costs and expenses incurred as a result of Party B’s breach of this Agreement.

8.3 Any loss incurred due to scheduled maintenance, temporary maintenance with prior notice and confirmation shall not be indemnified.

8.4 Breach of any provision under this Agreement by any party will be deemed as a breach of this Agreement. The other party is entitled to claim against the breaching for its economic losses caused by such breach, except for the economic losses arising from a Force Majeure Event.

8.5 Other breaching items must be negotiated and resolved by Party A and Party B through the principle of equality and mutual benefit.

Electricity Purchase and Sale Agreement for 01 LLC Project

Chapter 9 Effectiveness and Term of the Agreement

9.1 This Agreement will become effective upon signature by the authorized representatives of Party A, Party B and Party C.

9.2 Agreement term: 4 years and 8 months from the first day power is supplied under this Agreement. Party A will supply power to Party B by 20 November 2012, and will use its best endeavours to supply power to Party B by 10  November 2012.

Chapter 10 Supplement, Amendment and Termination

10.1 If during the term of this Agreement, in the case of any change in the laws or policies of either party’s country occurs which renders a provision of this Agreement void or unenforceable, the parties must, upon mutual consent, use their reasonable endeavours to reach agreement, amend and/or supplement the provisions which conflict with or are inconsistent with the laws and policies so changed. Such amendment and supplement must be made in written form, and will constitute an integral part of this Agreement. All the other terms and conditions of this Agreement must continue to be effective.

10.2 Early Termination:

During the term of this Agreement, if a party requests to terminate this Agreement, this Agreement may only be terminated upon the agreement of the parties. The defaulting party is liable to the non-defaulting party for the losses arising from the early termination upon the early termination of this Agreement.

10.3 Party A wishes to continue cooperation with Party B and Party C following the expiration of this Agreement and Party A undertakes to supply power to Party B based on preferential conditions, details of which will be negotiated separately.

Chapter 11 Dispute Resolution

11.1 The parties must be responsible for the performance of the provisions of this Agreement. Neither party may unilaterally amend or cancel all or any part of this Agreement.

Each party must notify its progress of performance of this Agreement to the other party with due diligence. If any adverse effect or loss arises as a result of any party’s breach of contract, negligence or fault, such party must promptly notify the other party in writing, and the parties must actively cooperate and negotiate with each other based on this Agreement and the parties’ mutual interests. After such negotiation, meeting minutes must be made to describe the circumstances and the resolutions agreed by the parties, and the minutes must be witnessed and signed by the parties.

11.2 If dispute arising out of or in connection with this Agreement cannot be resolved through consultations, such dispute must be submitted to Hong Kong International Arbitration Center for final resolution in accordance with the UNCITRAL arbitration rules and applicable laws and regulations of the People’s Republic of China. The place of arbitration is Hong Kong. The language of arbitration will be Chinese and English. In the event that the Chinese version and English version of arbitration award is inconsistent, the Chinese version shall prevail. The laws of the People’s Republic of China must apply in respect of dispute resolution.

11.3 A notice for the commencement of arbitration in accordance with the Arbitration Rules must be made within a reasonable time after the dispute has arisen.

Electricity Purchase and Sale Agreement for 01 LLC Project

11.4 The number of arbitrators shall be three (3), selected in accordance with the Arbitration Rules.

11.5 An award shall be final and binding on the parties concerned.

11.6 The parties must bear their arbitration costs in accordance with the arbitration award.

Chapter 12 Miscellaneous

12.1 Project council:

The parties will jointly establish OTLLC power supply project council. Each party will preside over a council meeting each year by turns to assesses and discuss the performance of the agreements, existing issues and the work requirement and prospect for the coming year.

12.2 Confidentiality:

Both Party A and Party B undertake to keep confidential all the materials and documents that are obtained from the other party and are not available from public channels. Without the consent of the original provider of such materials and documents, neither party may disclose all or any part of such materials and documents to any third party, unless:

(a)	unless there are judicial requirements in the PRC or Mongolia; or

(b)	it is disclosed to the professional advisors or financiers relevant to this project, provided that such professional advisors or financiers shall undertake to assume the relevant confidentiality obligations.

12.3 Party A or Party B must not assign any of its rights or obligations hereunder this Agreement without obtaining the prior written consent of the other party.

12.4 Further Assurance:

Each party must try its best to do all the matters that is necessary or beneficial to make this frame agreement completely effective.

12.5 Governing law:

This Agreement shall be governed by the laws of the People’s Republic of China.

12.6 Interpretation

In this Agreement, headings are for ease of reference only and do not affect interpretation, and except where the context otherwise requires:

(a)	time means Beijing time;

(b)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, reenactments or replacements of any of them.

Electricity Purchase and Sale Agreement for 01 LLC Project

12.7 Appendices:

The appendices hereto shall constitute an indispensable and integral part of this Agreement, and will have the same legal effect as this Agreement. In case of any discrepancy between the main text of this Agreement and the appendices, taking into account the nature of the dispute, the parties must apply the provision which is most related to and provides more detailed description of the disputed issue. If the discrepancy cannot be resolved by application of the aforesaid principle, Party A and Party B shall determine such issue by agreement for the purpose of this Agreement based on the principle of honesty and good faith.

The appendices of this Agreement include:

Appendix 1: Electricity Bill Appendix

Appendix 2: List of Assets invested by Party A to support OTLLC Power Supply Project

12.8 Matters To be Noted:

Any notice, form, invoice, request or demand required under or in connection with this Agreement must be in written forms and may be delivered personally, by registered mail or courier to the addresses provided by this Agreement.

12.9 Language:

With the exception of the daily dispatching and operation activities being conducted in Chinese, all notices delivered and other documents exchanged between the parties under this Agreement must be written in Chinese and English. Documents not written in English shall be attached with a qualified English translation thereof. In case of any discrepancy between the Chinese and English language versions of a certain document, the Chinese version prevails.

12.10 Counterparts:

This Agreement is executed on 3 November 2012 in Hohhot, Inner Mongolia in 12 counterparts with each party holding 4 counterparts. This Agreement is written in Chinese, English and Mongolian, with all language versions having the same legal effect. In the event of any inconsistency in relation to the interpretation of the Chinese, English and Mongolian versions, the Chinese version shall prevail.

12.11 Parent company guarantee:

Within 10 working days after the execution date of this Agreement, Party A must provide Party B with a guarantee from Inner Mongolia Power (Group) Co Ltd which guarantees in favour of Party B the due and punctual performance by Party A of all of its obligations under this Agreement.

12.12 Future supply to Mongolia:

This Agreement has been entered into for the purpose of supplying power to the Oyu Tolgoi project and will not be binding on other power supply projects for Mongolia.

Inner Mongolia Power International Co., Ltd. (corporate seal)

Authorized Representative

Signature:

Electricity Purchase and Sale Agreement for 01 LLC Project

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Witness :

Date :

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Oyu Tolgoi LLC (corporate seal)
Authorized Representative

Signature :

Position :

Witness :

Date :

Signature :

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National Electricity Transmission Grid Company (corporate seal)
Authorized Representative

Signature :

Position :

Witness :

Date :

Signature :

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 November 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary